UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________
FORM 11-K

_______________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to ________________
Commission File Number 001 – 32205

_______________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
CBRE 401 (k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CBRE Group, Inc.
2121 North Pearl Street, Suite 300
Dallas, Texas 75201

CBRE 401(k) PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:	2

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

Note:  All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

EXHIBITS:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
CBRE 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of CBRE 401(k) Plan (the Plan) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years ended December 31, 2025 and 2024, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years ended December 31, 2025 and 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2008.
Cleveland, Ohio
June 23, 2026

CBRE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024
(Dollars in thousands)

	2025	2024
ASSETS:
Participant-directed investments - at fair value	$4,873,865	$4,291,955
Notes receivable from participants	55,716	51,055
Other receivables	1,812	—
Total Assets	4,931,393	4,343,010

LIABILITIES:
Accrued liabilities	936	101
Total Liabilities	936	101

NET ASSETS AVAILABLE FOR BENEFITS	$4,930,457	$4,342,909
See accompanying notes to the financial statements.

CBRE 401(k) PLAN

 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2025 AND 2024
(Dollars in thousands)

	2025	2024
ADDITIONS:
Contributions:
Employee deferral contributions	$317,566	$323,888
Employer contributions	112,656	112,987
Rollover contributions	74,698	82,397
Total contributions	504,920	519,272

Investment income:
Net appreciation in fair value of investments	674,589	484,630
Dividend and interest income	38,462	79,228
Net investment income	713,051	563,858

Interest income on notes receivable from participants	4,838	3,896
Other additions	879	—
Total additions, net	1,223,688	1,087,026

DEDUCTIONS:
Benefits paid to participants	640,826	435,495
Administrative expenses	1,669	834
Other deductions	380	—
Total deductions	642,875	436,329

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	580,813	650,697

Transfer in from Direct Line 401(k) Plan	6,735	—
NET INCREASE IN NET ASSETS AFTER TRANSFERS	587,548	650,697

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,342,909	3,692,212

End of year	$4,930,457	$4,342,909
See accompanying notes to the financial statements.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

1.    DESCRIPTION OF PLAN
The following description of the CBRE 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions. The Plan is sponsored by CBRE Services, Inc. (“CBRE Services” and “Plan Sponsor”), which is a subsidiary of CBRE Group, Inc. (“CBRE Group”). CBRE Services, CBRE Group, and other subsidiaries of CBRE Group are hereinafter referred to collectively as the “Company.”
General—The Plan is a defined contribution savings plan, which provides retirement benefits for eligible employees of the Company who elect to participate. Most of the Company’s non-union United States (“U.S.”) employees, other than qualified real estate agents having the status of independent contractors under section 3508 of the Internal Revenue Code of 1986, as amended (“IRC”), are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Amendments—The Plan was amended during 2025 and 2024. These amendments conformed Plan language with operations, incorporated certain legally required updates, provided for the merger of assets from the Direct Line 401(k) Plan, and made discretionary changes to Plan terms such as governance, use of forfeitures, distribution and rollover opportunities, and Plan compensation.
Direct Line Global was acquired by the Company in June 2024 and the Direct Line 401(k) Plan assets merged into the Plan in August 2025. The merged amount is included as “Transfer in from Direct Line 401(k) Plan” on the statement of changes in net assets available for benefits for the year ended December 31, 2025.
Administration—The Company’s Plan governance delegates Plan investment authority to the Retirement Investment Committee (the “Committee”) and Plan administration responsibilities to the Plan Administrator, who is appointed by the Chief People Officer. Fidelity Workplace Services LLC (“Fidelity”) is the Plan’s recordkeeper.
Trustee—Fidelity Management Trust Company (“Fidelity Management Trust”) serves as trustee for all the Plan’s assets.
Eligibility—All salaried, hourly and W-2 commissioned employees on the domestic payroll of CBRE Services, or any other domestic subsidiary that participates in the Plan, are eligible to participate in the Plan as soon as administratively feasible following the date the employee is credited with one hour of service. However, the following employees, or classes of employees, are not eligible to participate: (1) employees that are non-resident aliens with no U.S. source income; (2) employees covered under a collective bargaining agreement that does not expressly provide for participation in the Plan; (3) employees classified as “leased employees” or independent contractors, even if subsequently determined to be common law employees; (4) employees covered by another Company tax-qualified plan; or (5) persons classified as qualified real estate agents having the status of independent contractors under the IRC.
Employee Contributions—Participants in the Plan may elect to contribute from 1% to 75% of their eligible compensation on a pre-tax or after-tax Roth basis through payroll deferrals, subject to certain IRC limitations. Participants who do not make an affirmative deferral election or do not opt out of participation within 45 days are automatically enrolled with pre-tax deferrals equal to three percent (3%) of the participant’s compensation. The Plan Administrator and the IRC may limit the percentage of eligible compensation that highly compensated employees may contribute. Participants are also allowed to roll over amounts distributed from other tax-qualified plans to the Plan.
Employer Contributions—The Plan allows the Company to make matching contributions to participants. The Company matches its employee’s contributions up to 66-2/3% of the first 6% of the employee’s annual compensation (up to a maximum annual matching contribution of $6,000). Aggregate matching contributions amounted to $112.7 million and $113.0 million for the years ended December 31, 2025 and 2024, respectively.
Additionally, the Plan provides for discretionary profit-sharing contributions by the Company for certain employees of CBRE Clarion Securities, LLC (“CBRE Clarion”). Discretionary profit-sharing contributions for the years ended December 31, 2025 and 2024 were not material.
Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of Company contributions and investment earnings (or losses) thereon and charged certain administrative expenses. Allocations of earnings are based on participant account balances in an investment. The overall benefit to which a participant is entitled is the

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2025 AND 2024
benefit that can be provided from the participant’s vested account. Participants may invest up to 25% of their Plan accounts in the CBRE Stock Fund, which is a unitized fund that includes shares of the Company’s common stock and interest-earning cash for pending transactions and includes accruals for income earned and benefits payable.
Vesting—Participants are immediately vested in all employee contributions, participant rollover contributions from other qualified plans and earnings (or losses) thereon. Generally, participants who were active on October 1, 2021 vest in all prior and future matching contributions at a rate of 33-1/3% each year of service with 100% vesting after three years of service. Participants who terminated employment on or before September 30, 2021 continue to have matching contributions vest under the Plan’s prior vesting schedule, which vested 20% for each year of service, with 100% vesting after five years of service. Upon rehire, these prior matching contributions continue to be subject to five-year vesting, and new matching contributions will be subject to three-year vesting as described above. Special vesting rules continue to apply to matching contributions made before January 1, 2007. Participants become immediately fully vested in Company matching contributions upon reaching age 65, becoming disabled (as defined in the Plan) or death, in each case if employed by the Company at that time. Service for the year is determined using the elapsed time method of crediting service.
Participants generally forfeit any portion of Company contributions that has not yet vested upon the earlier of: (i) the date of the participant’s final distribution of their entire vested account balance; or (ii) by the last day of the calendar year on which the participant has no eligible service for five consecutive years.
Forfeited Accounts—Forfeited accounts are invested in a money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits. These accounts are used to pay expenses of the Plan or to reduce future Company contributions. During the year ended December 31, 2025, account forfeitures totaled $9.6 million. $8.4 million was used to reduce Company contributions from both current and prior year forfeited balances. During the year ended December 31, 2024, account forfeitures totaled $8.8 million. $8.5 million was used to reduce Company contributions. As a result, at December 31, 2025 and 2024, forfeited non-vested account balances totaled $2.4 million and $1.2 million, respectively.
Payment of Benefits and Withdrawals—Participants are entitled to the balance of their vested accounts upon retirement, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship, subject to certain limitations, from rollover accounts, from pre-2002 after-tax voluntary contribution accounts, after attaining age 59½. and in connection with certain military service. Distributions are primarily made in a single lump-sum cash payment equal to the balance of the participants’ accounts. As a result of the Consolidated Appropriations Act of 2023, which includes the Setting Every Community Up Retirement Enhancement (“SECURE”) 2.0 Act, the required minimum distribution age is 70½ for anyone born before July 1, 1949, and 72 for anyone born from July 1, 1949 through December 31, 1950, and effective January 1, 2023, increases up to age 73 for anyone born on or after January 1, 1950 through December 31, 1959, and age 75 for anyone born on or after January 1, 1960.

Notes Receivable from Participants—Participants may elect to borrow from their accounts up to a maximum of $50,000, not to exceed 50.00% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Generally, participant loans are repaid through payroll deductions over a period generally not to exceed five years. The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Plan Administrator. Interest rates on loans outstanding at both December 31, 2025 and 2024 range from 5.25% to 10.50%, and mature on various dates through January 2031.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2025 AND 2024
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the U.S. (“GAAP”).
Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.
Management fees and operating expenses of the Plan’s investment funds are generally paid by the investment funds and are reflected as a reduction of investment return for such investments. A portion of the management fees for certain investment funds is returned to the Plan to pay administrative expenses or may be allocated to participants, which is a practice commonly referred to as “revenue sharing.”
Revenue Sharing—Revenue sharing is placed in an “ERISA Account” which is invested in a money market fund and included in participant-directed investments in the accompanying Statements of Net Assets Available for Benefits. Total revenue sharing, including interest, was $1.3 million and $2.5 million in 2025 and 2024, respectively. Revenue sharing was first used to pay the fees of Fidelity and its affiliates aggregating to $0.3 million and $1.6 million in 2025 and 2024, respectively. In addition, administrative expenses were paid out of the ERISA Account in the amount of $0.4 million and $0.5 million in 2025 and 2024, respectively. The balance in the ERISA Account was $1.2 million and $0.7 million as of December 31, 2025 and 2024, respectively.
Although the Plan allows for the calculated excess in the ERISA Account, as determined by the Plan Administrator, to be allocated to participant accounts pro rata in proportion to their account balances, no amounts were taken out of the ERISA Account and allocated to participant accounts during the years ended December 31, 2025 and 2024.
Effective in early 2025, revenue sharing began to be credited to participant accounts based on each account’s proportional investment in the generating fund.
Notes Receivable from Participants—Participant loans are valued at their amortized cost, which represents the unpaid principal balance plus accrued interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant account balance is reduced, and a benefit payment is recorded.
Payment of Benefits—Benefits are recorded when paid.
Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
Risks and Uncertainties—The Plan invests in various securities as directed by the participants among the investment options offered under the Plan, including mutual funds, common/collective trusts and CBRE Group’s common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and economic risks due to overall market volatility, including recession. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying financial statements and notes.
The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, potentially less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2025 AND 2024
3.    FAIR VALUE MEASUREMENTS
The “Fair Value Measurements and Disclosures” Topic of the Financial Accounting Standards Board Accounting Standards Codification (“Topic 820”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
•Level 1 – Quoted prices in active markets for identical assets and liabilities that the Plan has the ability to access.
•Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement.

The following tables set forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2025 and 2024 (dollars in thousands):

	December 31, 2025
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total
Mutual funds	$677,644	$—	$—	$677,644
Money market funds	1,229	—	—	1,229
CBRE Unitized Stock Fund
Money market fund	910	—	—	910
CBRE Common stock	143,837	—	—	143,837
Separately managed accounts
Common stock	130,060	—	—	130,060
Mutual funds	1,454	—	—	1,454
Participant-directed brokerage accounts	19,731	—	—	19,731
Common collective trusts	—	3,899,000	—	3,899,000
Total investments at fair value	$974,865	$3,899,000	$—	$4,873,865

	December 31, 2024
	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,877,900	$—	$—	$1,877,900
CBRE Unitized Stock Fund	129,861	—	—	129,861
Common collective trusts	—	2,284,194	—	2,284,194
Total investments at fair value	$2,007,761	$2,284,194	$—	$4,291,955

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2025 AND 2024
The following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds are valued at the closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price.
Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded. Self-directed brokerage account holdings include a variety of common stocks and mutual funds.
CBRE Unitized Stock Fund is a unitized stock fund that is invested in shares of CBRE Group’s common stock and investments in a temporary investment fund to provide liquidity for daily trading. The value of CBRE Group’s common stock was $160.79 and $131.29 per share as of December 31, 2025 and 2024, respectively, which represented the quoted market price of CBRE Group’s common stock as of those dates. The Plan held 894,566 and 975,117 shares of common stock of CBRE Group, with a cost basis of $34.6 million and $36.9 million as of December 31, 2025 and 2024, respectively. During the years ended December 31, 2025 and 2024, the Plan did not earn any dividend income from CBRE Group’s common stock.
Participant-directed brokerage accounts include a variety of common stocks and mutual funds.
Separately managed accounts consist of a portfolio of individual securities, including but not limited to, common stocks and mutual funds, that are managed on the participant’s behalf. The Plan directly owns the individual securities instead of pooling participant’s assets with other investors. During the year 2025, the Plan added the River Road Small Mid Cap Value Separate Account as an investment option for plan participants.
Common collective trusts are deemed to have a readily determinable fair value and are valued at the net asset value per unit, which is the basis for current transactions and is published by the sponsor of the common collective trust funds.
4.    NON-DISCRIMINATION TESTING
The Plan Sponsor determined that the Plan passed the IRC non-discrimination testing with respect to the years ended December 31, 2025 and 2024.

5.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain of the Plan’s investments are funds managed by the Plan’s trustee or its affiliates. These transactions qualify as exempt party-in-interest transactions. The Plan invests in shares of common stock in CBRE Group, of which the Plan Sponsor is a subsidiary. As a result, these transactions also qualify as exempt party-in-interest transactions.
6.    ADMINISTRATIVE EXPENSES
The Plan provides that administrative expenses shall be paid by the Plan unless the Company, in its discretion, pays the expenses. Beginning in 2025, the plan began charging a quarterly administrative fee to participants, which was used to fund plan administrative expenses (in lieu of revenue sharing, see Note 2 – Summary of Significant Accounting Policies). A few expenses, such as review and processing of qualified domestic relations orders, are paid by the Plan and charged to participant accounts.
7.    TAX STATUS
The Internal Revenue Service (“IRS”) determined and informed the Company by letter dated October 16, 2017 that the Plan and related trust, including amendments made through January 2017, were designed in compliance with the IRC.
The Puerto Rico Department of Treasury (“Hacienda”) determined and informed the Company by letter dated January 24, 2025 that the restatement as of December 1, 2022, effective January 1, 2022, and related trust were designed in compliance with the Puerto Rico Internal Revenue Code (“PR Code”). The Company has submitted a September 30, 2025 restatement and subsequent amendment #1 to the Hacienda requesting an opinion that the Plan remains in compliance with the PR Code and regulations thereunder.
Although the Plan has been amended since receiving the determination letters, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and PR Code and, therefore, believes that the Plan and related amendments is qualified under Section 401(a) of the IRC and Section 1081.01(a) of

CBRE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2025 AND 2024
the PR Code, and the related trust is tax-exempt from federal and Puerto Rico taxation pursuant to the provisions of Section 1081.01(a) of the PR Code, and Section 501(a) of the IRC. As such, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or Hacienda. The Plan Administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
8.    PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions to or terminate the Plan at any time, subject to the provisions of ERISA and the IRC. In the event of Plan termination, participants would become 100% vested in their employer contributions.
9.    SUBSEQUENT EVENTS
The Plan has evaluated subsequent events from December 31, 2025 through June 23, 2026, the date the financial statements were issued. There have been no material events that would require recognition disclosure in the accompanying financial statements.
10.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2025 and 2024, as reported in the accompanying financial statements, to Schedule H on the Plan’s Form 5500 (dollars in thousands):

	2025	2024
Net assets available for benefits per the financial statements	$4,930,457	$4,342,909
Participant loans in default - deemed distributions	(1,250)	(1,048)
Net assets available for benefits per Form 5500	$4,929,207	$4,341,861
The following is a reconciliation of the net increase in net assets available for benefits for the years ended December 31, 2025 and 2024, as reported in the accompanying financial statements, to Schedule H on the Plan’s Form 5500 (dollars in thousands):

	2025	2024
Net increase in net assets per the financial statements	$580,813	$650,697
Increase in participant loans in default - deemed distributions	(202)	(217)
Net increase in net assets per Form 5500	$580,611	$650,480

SUPPLEMENTAL SCHEDULE

CBRE 401(k) PLAN
EIN: 52-1616016 – PLAN NUMBER 001
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025
(Dollars in thousands)

		(c) Description of Investment, Including
		Maturity Date, Rate of Interest,
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	American Eupac Fund R6	Mutual Fund	(2)	$83,787
	American Funds New Perspective Fund Class R-6	Mutual Fund	(2)	86,971
	DFA Emerging Markets Portfolio Institutional Class	Mutual Fund	(2)	61,237
	Loomis Sayles Growth Fund	Mutual Fund	(2)	308,362
	Vanguard Explorer Fund Admiral Shares	Mutual Fund	(2)	137,287
(1)	Fidelity Government Money Market Fund	Mutual Fund	(2)	1,229
	Total Mutual Funds			678,873

	BlackRock Strategic Income Opportunities Bond Fund M	Common Collective Trust	(2)	38,648
(1)	Fidelity Managed Income Portfolio	Common Collective Trust	(2)	150,567
(1)	FIAM U.S. Bond Index Commingled Pool Class D	Common Collective Trust	(2)	132,328
	Parnassus Sustainable Core Equity CIT Fund Class 1	Common Collective Trust	(2)	39,915
	Putnam Large Cap Value Trust	Common Collective Trust	(2)	165,322
	Spartan 500 Index Pool Class D	Common Collective Trust	(2)	821,494
	Spartan Extended Market Index Pool Class D	Common Collective Trust	(2)	61,499
	Spartan Global ex US Index Pool Class D	Common Collective Trust	(2)	96,026
	TCW MetWest Total Return Bond Fund Class X	Common Collective Trust	(2)	39,609
	Vanguard Target Retirement 2020 Fund	Common Collective Trust	(2)	53,117
	Vanguard Target Retirement 2025 Fund	Common Collective Trust	(2)	203,020
	Vanguard Target Retirement 2030 Fund	Common Collective Trust	(2)	289,350
	Vanguard Target Retirement 2035 Fund	Common Collective Trust	(2)	350,609
	Vanguard Target Retirement 2040 Fund	Common Collective Trust	(2)	263,901
	Vanguard Target Retirement 2045 Fund	Common Collective Trust	(2)	363,495
	Vanguard Target Retirement 2050 Fund	Common Collective Trust	(2)	295,517
	Vanguard Target Retirement 2055 Fund	Common Collective Trust	(2)	274,064
	Vanguard Target Retirement 2060 Fund	Common Collective Trust	(2)	151,349
	Vanguard Target Retirement 2065 Fund	Common Collective Trust	(2)	69,521
	Vanguard Target Retirement 2070 Trust Select	Common Collective Trust	(2)	1,831
	Vanguard Target Retirement Income Trust	Common Collective Trust	(2)	36,566
	Vanguard Target Retirement Income & Growth Trust Select	Common Collective Trust	(2)	1,252
	Total Common/Collective Trusts			3,899,000

	River Road Small Mid Cap Value Separate Account	Separately Managed Account
	Alight, Inc. Class A	Common Stock	(2)	398
	AptarGroup, Inc.	Common Stock	(2)	2,806
	Armstrong World Industries, Inc.	Common Stock	(2)	1,258
	Assured Guaranty Ltd.	Common Stock	(2)	3,367
	Axis Capital Holdings Limited	Common Stock	(2)	1,915
	BellRing Brands, Inc.	Common Stock	(2)	1,222
	BioMarin Pharmaceutical Inc.	Common Stock	(2)	1,876
	BJ's Wholesale Club Holdings, Inc.	Common Stock	(2)	4,598
	Caci International Inc Class A	Common Stock	(2)	2,237
	Cannae Holdings, Inc.	Common Stock	(2)	1,207
	CNA Financial Corporation	Common Stock	(2)	1,382
	CNH Industrial NV	Common Stock	(2)	1,196
	Cooper Companies, Inc.	Common Stock	(2)	2,872
	CoreCivic, Inc.	Common Stock	(2)	3,722
	Delek US Holdings Inc	Common Stock	(2)	1,461
	Dole PLC	Common Stock	(2)	1,013

Embecta Corporation	Common Stock	(2)	927
Enovis Corporation	Common Stock	(2)	912
ePlus inc.	Common Stock	(2)	3,010
EVERTEC, Inc.	Common Stock	(2)	627
Genworth Financial, Inc.	Common Stock	(2)	3,320
GXO Logistics Inc	Common Stock	(2)	2,572
Haemonetics Corporation	Common Stock	(2)	1,991
HF Sinclair Corporation	Common Stock	(2)	1,110
Howard Hughes Holdings Inc.	Common Stock	(2)	713
Hub Group, Inc. Class A	Common Stock	(2)	793
Huntington Ingalls Industries, Inc.	Common Stock	(2)	1,855
Icon PLC	Common Stock	(2)	2,968
ICU Medical, Inc.	Common Stock	(2)	2,177
Ingles Markets, Incorporated Class A	Common Stock	(2)	1,348
Ingram Micro Holding Corporation	Common Stock	(2)	363
Insperity, Inc.	Common Stock	(2)	672
International Flavors & Fragrances Inc.	Common Stock	(2)	1,813
Ituran Location and Control Ltd.	Common Stock	(2)	338
Janus International Group, Inc.	Common Stock	(2)	618
LGI Homes, Inc.	Common Stock	(2)	985
Lithia Motors, Inc.	Common Stock	(2)	3,828
LKQ Corporation	Common Stock	(2)	1,419
MAXIMUS, Inc.	Common Stock	(2)	1,335
McGrath RentCorp	Common Stock	(2)	4,152
MDU Resources Group, Inc.	Common Stock	(2)	2,181
Murphy USA, Inc.	Common Stock	(2)	3,966
NCR Voyix Corporation	Common Stock	(2)	674
Nomad Foods Ltd.	Common Stock	(2)	887
NorthWestern Energy Group, Inc.	Common Stock	(2)	1,329
Ovintiv Inc	Common Stock	(2)	360
Owens Corning	Common Stock	(2)	1,342
P10, Inc. Class A	Common Stock	(2)	1,004
Paycom Software, Inc.	Common Stock	(2)	1,329
Permian Resources Corporation Class A	Common Stock	(2)	2,210
PriceSmart, Inc.	Common Stock	(2)	1,606
Pursuit Attractions and Hospitality, Inc.	Common Stock	(2)	1,820
Radian Group Inc.	Common Stock	(2)	531
Rentokil Initial plc Sponsored ADR	Common Stock	(2)	2,236
Science Applications International Corp.	Common Stock	(2)	1,210
Simply Good Foods Co	Common Stock	(2)	716
Smith & Nephew plc Sponsored ADR	Common Stock	(2)	2,189
Southwest Gas Holdings, Inc.	Common Stock	(2)	1,691
Talen Energy Corp	Common Stock	(2)	724
TD SYNNEX Corporation	Common Stock	(2)	1,452
Titan America SA	Common Stock	(2)	1,261
TripAdvisor, Inc.	Common Stock	(2)	1,240
TXNM Energy, Inc.	Common Stock	(2)	668
UFP Industries, Inc.	Common Stock	(2)	1,648
UniFirst Corporation	Common Stock	(2)	3,513
United Parks & Resorts Inc.	Common Stock	(2)	1,583
Vail Resorts, Inc.	Common Stock	(2)	1,754
Verra Mobility Corp. Class A	Common Stock	(2)	1,395
Vontier Corp	Common Stock	(2)	2,839
Warrior Met Coal, Inc.	Common Stock	(2)	605
WESCO International, Inc.	Common Stock	(2)	1,796
WEX Inc.	Common Stock	(2)	2,566
White Mountains Insurance Group Ltd	Common Stock	(2)	5,424
WillScot Holdings Corporation Class A	Common Stock	(2)	1,133

	Yelp Inc.	Common Stock	(2)	802
	BLF FedFund	Mutual Fund	(2)	1,454
	Total Separately Managed Accounts			131,514

(1)	Fidelity Investments Money Market Government Portfolio – Institutional Class	Money market fund	(2)	910
(1)	CBRE Common Stock	Common Stock	(2)	143,837
	Total CBRE Unitized Stock Fund			144,747

(1)	Fidelity BrokerageLink	Participant-directed brokerage accounts	(2)	19,731

	Total Participant-directed investments - at fair value			4,873,865

(1)	Notes Receivable From Participants	Interest rates of 5.25% to 10.50%;
		Maturity dates from
		January 2026 to January 2031	(2)	54,466
	Total Investments			$4,928,331
______________________________
(1)Exempt party-in-interest transactions.
(2)Cost information is not required for participant-directed investments and therefore is not included.
See accompanying report of independent registered public accounting firm.

REQUIRED INFORMATION
The Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024, the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2025 and 2024 and the related notes to these financial statements and supplemental schedule, together with the Report of Independent Registered Public Accounting Firm and the Consent of Independent Registered Public Accounting Firm, are attached and filed herewith.
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CBRE 401(k) PLAN

Date: June 23, 2026	/s/ Emma E. Giamartino
Emma E. Giamartino
Chief Financial Officer and Chief Investment Officer (Principal Financial Officer)

Date: June 23, 2026	/s/ Andrew S. Horn
Andrew S. Horn
Deputy Chief Financial Officer (Principal Accounting Officer)